May 18, 2021	TSX.V - GIGA

Giga Metals Presents at Global Mining Symposium

(Vancouver) - Giga Metals Corp. (TSXV: GIGA) (OTCQB: HNCKF) (FSE: BRR2), a Canadian junior mining company with 100% ownership of a significant nickel sulphide project, are presenting at The Northern Miner Q2 Global Mining Symposium on Wednesday, May 19th at 1:55 AM EDT / 10:55 AM PDT.

Registration for the two-day event is free. Join Giga Metals' CEO Mark Jarvis for a live investor presentation where he will provide an update on the Turnagain project and the upcoming summer drill program.

Click the link to register for free:  https://events.northernminer.com/

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Giga is also exploring for copper, another critical battery metal, in Brazil.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com